Dear Matthew 25 Fund Shareholders,

Our Matthew 25 Fund's total return was **18.45% in 2025** which marked our **30th full year in business**. This was higher than the 17.88% return on the S&P 500 Index (SPX) this past year. During the 30 years our fund operated, a **$10,000.00** investment on 12/31/1995 grew to **$262,707.91** by 12/31/2025. This was an **11.51% average annual rate of return** after all expenses and fees. During this same 30-year period, the S&P 500 Index grew to **$192,167.27** for a **10.34% average annual rate of return**. This index amount and return would have been lower after deducting any expenses and fees occurring within a selected index fund.

The following table shows our portfolio holdings for the full year, our additions and deletions during the year, along with the price changes for each:

Portfolio Throughout 2025	Ticker	Beginning Price	Ending Price	Percent Change
Goldman Sachs Group, Inc.	GS	$572.62	$879.00	**53.50%**
Nvidia Corp.	NVDA	$134.29	$186.50	**38.88%**
JP Morgan Chase & Co.	JPM	$239.71	$322.22	**34.42%**
Mercadolibre Inc	MELI	$1,700.44	$2,014.26	**18.46%**
East West Bancorp, Inc.	EWBC	$95.76	$112.39	**17.37%**
Interface, Inc.	TILE	$24.35	$27.92	**14.66%**
Tesla, Inc.	TSLA	$403.84	$449.72	**11.36%**
Berkshire Hathaway, Inc. Class A	BRK/A	$680,920.00	$754,800.00	**10.85%**
Apple, Inc.	AAPL	$250.42	$271.86	**8.56%**
Amazon.com, Inc.	AMZN	$219.39	$230.82	**5.21%**
FedEx Corp.	FDX	$281.33	$288.86	**2.68%**
Federal Agricultural Mortgage Corp. A	AGM.A	$148.00	$134.50	**-9.12%**
Federal Agricultural Mortgage Corp. C	AGM	$196.95	$175.57	**-10.86%**
KKR & Co., Inc. Class A	KKR	$147.91	$127.48	**-13.81%**
Park Hotels & Resorts, Inc.	PK	$14.07	$10.46	**-25.66%**
Portfolio Additions				
Taiwan Semiconductor Manufacturing	TSM	$214.64	$303.89	**41.58%**
Eli Lilly & Co.	LLY	$765.22	$1,074.68	**40.44%**
Nucor Corp	NUE	$136.14	$163.11	**19.81%**
Huntington Ingalls Industries, Inc.	HII	$242.76	$290.79	**19.78%**
Federal National Mortgage Assoc.	FNMA	$10.22	$10.73	**4.99%**
Solstice Advanced Materials Inc.	SOLS	$47.64	$48.58	**1.97%**
Circle Internet Group, Inc.	CRCL	$81.01	$79.30	**-2.11%**
Portfolio Deletion				
Huntington Ingalls Industries, Inc.	HII	$242.76	$290.79	**19.78%**
MasterCard, Inc. Class A	MA	$526.57	$553.51	**5.12%**
Vornado Realty Trust	VNO	$42.04	$42.24	**0.48%**
MGM Resorts International	MGM	$34.65	$34.28	**-1.07%**
Flutter Entertainment plc	FLUT	$258.45	$249.81	**-3.34%**

Taiwan Semiconductor and Lilly were two significant purchases made this year and I believe they will be in our portfolio for years to come due to their growth potential and attractive valuations. These holdings represented 9% and 8% of our portfolio at the end of 2025 starting from zero. Taiwan is a premier fabricator (manufacturer) of advanced level chips necessary to Artificial Intelligence (AI). Lilly is a leader in the GLP1 medicines, which may have benefits to blood sugar control, weight loss, heart and stroke risks, protection of kidneys and livers, osteoarthritis, alcohol or drug addictions, and even possibly neurological health, such as dementia. We are in the initial stages of this medicine with many years of potential health benefits and sales to come.

I have added small holdings of Circle Internet, Federal National Mortgage (Fannie Mae), Nucor, and Solstice Advance Materials. Circle is a leader in dollar denominated stablecoins (USDC). It is currently the only U.S. regulated provider of USDC since the passing of the GENIUS ACT in 2025. The usage of USDC in domestic and international transactions is not fully discernible yet but has tremendous potential. The current supply of stablecoins is approximately $300 billion, and I have seen estimates from analysts of $1.2 to $4.0 trillion in use by 2030. The efficacy of transactions with USDC and the safety it provides because of its blockchain technology are the reasons I sold our position in Mastercard. It will eventually be like securely paying with cash, for any financial transactions, anywhere in the world that is in this system.

Fannie Mae may finally be going public with the U.S. Government staying as a major shareholder in a U.S. Sovereign Fund that has been publicly discussed but not officially set up yet. Solstice was a spin-off from Honeywell in October of 2025. It has unique AI related businesses in chemicals and electronic materials. It owns 50% and runs the only uranium hexafluoride (UF_6) conversion facility in the U.S. UF_6 is essential for domestic nuclear power fuel both for energy and military use. AI buildout of data centers may lead to increase usage of nuclear power and this should benefit Solstice. Finally, Nucor is also a play on AI data centers and factories being built in the U.S. due to higher steel tariffs and Nucor being the low-cost producer of steel in our country. Currently, Nucor has a good balance sheet with low net debt to assets along with good valuation and growth potential.

Regrettably, I sold our holding of Flutter, which may be more recognizable by its sports betting brand FanDuel. My decision was due to the U.S. Government agency, CFTC, approval this past year of prediction market contracts. This circumvents the state-by-state legalization of sports betting. Plus, it is more cost efficient. Predict market sports betting is like para-mutual betting while state regulated betting is closer to bookie type betting. The house percentage in this bookie type betting averages around 10%. Plus, states take 10 to 20% of betting revenues in taxes. All this is eliminated from the Predict Market betting so this betting form is around 20 to 30% more cost-effective for bettors. This CFTC ruling may change but, in the meantime, it will be a lower cost competition for FanDuel, hurting its market share and profitability. Vornado and MGM were both sold for better potential investments.

Tom Lee, a stock market analyst who I respect, was interviewed on CNBC and had this to say about the stock market in 2025: "*I can empirically show that this market is the most hated Bull Market. AAII Sentiment Net Bulls Index averaged negative -9.36% (in 2025). There are only three other times this Net Bulls Index has averaged negative these were the years 1990, 2008 and 2022 all three were Bear Markets.*"

The American Association of Individual Investors (AAII) provides a weekly survey of investors that are Bullish, Neutral or Bearish. The spread between Bullish and Bearish Investors is the Net Bulls Index and has averaged a positive +6.36% over its 39-year history. In 2008, which was the worst year in what is called the Great Recession, it averaged -11.72% on this Net Bulls Index. So, 2025 had 87% of the negative variance of one of the worst bear market years in history and was the first time an up market showed such bearish sentiment for the year. This is a compelling argument against all the talk in the financial media that we are in a "Bubble." **Bubbles occur in times of excessive Bullishness not when there is strong Bearishness!**

I do not know what the future holds for us investors, but I can see where the best opportunities are currently in the market. The stock market is offering the highest potential returns in some of the best Growth and GARP (Growth at a Reasonable Price) Stocks. I believe this is revealed in the PEG Ratios. First its definition from Investopedia Definition and then background data for PEG Ratios:



The price/earnings-to-growth (PEG) ratio is a valuation metric that adjusts traditional earnings multiples by factoring in a company's expected growth rate.

Key Takeaways

- The PEG ratio enhances the P/E ratio by adding expected earnings growth into the calculation.
- The PEG ratio is considered to be an indicator of a stock's true value.
- Similar to the P/E ratio, a lower PEG may indicate that a stock is undervalued.
- The PEG for a given company may differ significantly from one reported source to another. Differences will depend on which growth estimate is used in the calculation, such as one-year or three-year projected growth.

The PEG Ratio is an absolute number, which can change over time and is best used in comparison to the stock market's long-term average PEG Ratio. Forward PE Ratios for the S&P 500 Index have increased from the 1970's until today, but the 50-year average ranges from 18 to 19.4. During this same period the earnings growth has averaged 5% to 6%. To put in a margin of safety I will take 18 as my market's forward PE Ratio and go with a higher growth rate in earnings of 6.5%. This will give us a **Long-term Stock Market PEG Ratio of 2.77**. Average Total Return for this 50-year time is approximately 11.6% annually. In theory, stocks with PEG Ratios below 2.77 have the potential to offer higher returns than the market's average and stocks above this Market PEG Ratio have a lower return potential.

The table below shows the PEG Ratios for each of our holdings when the necessary data were available. I used consensus 3–5-year growth estimates and 2026 earnings estimates from Zacks Investment Research and Yahoo Finance. If earnings estimates and/or growth estimates were not available then I used "n/a" for "not available," but I still presented all our holdings.

PEG Ratios are not usually an effective valuation tool for Value investments, such as Park Hotels and Fannie Mae. Book Value and Adjusted Book Value are better indicators of value for these two. Park's Book Value is currently $16.92 and Adjusted Book Value is $30.85. This second number approximates the original cost of building or buying Park's hotels after netting out debt. These distinctive hotels are in mostly beach front or urban locations and replacement costs would be much greater than the $30.85 figure. Currently, Park is selling at 34% of its property costs net of debt.

Fannie Mae needs two steps by the government. First is to remove the Senior Preferred Stock as paid in full and then second is to exit conservatorship by going public. Fannie Mae's fully diluted Book Value in this scenario would be $17.98 so the stock is selling at 60% of book value and has the potential, after going public of becoming a GARP Stock. Fully diluted Earnings Per Share would be around $2.45 if public. That would be a PE Ratio of only 4.4 for a business that should grow greater than the market average. However, I currently have a small holding since the government may not perform these two tasks stated above.

Growth	Ticker	Year-end Price	Consensus 2026 Est. EPS	Consensus 3-5 Year Growth Est.	Forward PEG Ratio
Amazon	AMZN	230.82	7.88	20.28	**1.4**
Circle Internet	CRCL	79.30	1.00	24.00	**3.3**
Eli Lilly	LLY	1,074.68	32.78	41.36	**0.8**
Mercadolibre	MELI	2,014.26	59.55	33.72	**1.0**
NVidia	NVDA	186.50	7.60	46.31	**0.5**
Tesla	TSLA	449.72	2.17	35.00	**5.9**
Taiwan Semiconductor	TSM	303.89	18.00	37.67	**0.4**
GARP					
Apple Inc.	AAPL	271.86	9.12	13.15	**2.3**
Farmer Mac	AGM	175.57	19.25	11.00	**0.8**
Farmer Mac	AGM.A	134.50	19.25	11.00	**0.6**
Berkshire Hathaway	BRK/A	754,800.00	35,678.60	n/a	**n/a**
East West Bancorp	EWBC	112.39	10.19	9.23	**1.2**
FedEx Corp.	FDX	288.86	21.23	10.84	**1.3**
Goldman Sachs	GS	879.00	64.07	16.86	**0.8**
JPMorgan Chase	JPM	322.22	23.07	9.59	**1.5**
KKR & Co.	KKR	127.48	6.73	18.93	**1.0**
Nucor	NUE	163.11	11.72	16.00	**0.9**
Solstice Advanced	SOLS	48.58	n/a	n/a	**n/a**
Interface	TILE	27.92	2.02	15.00	**0.9**
Value					
Fannie Mae	FNMA	10.73	n/a	n/a	**n/a**
Park Hotels	PK	10.46	1.92	n/a	**n/a**

Hope this letter and data are helpful to you. People often complicate investing. Investing is all about buying "Potential." I believe we have tremendous potential returns from growth in our investment businesses and accordingly similar growth in their stock prices. Additionally, the opportunity of improving relative valuations if their PEG ratios can rise closer to the market's average especially since these are better than average companies. No guarantees just potential! My wife and I have the majority of our assets in your and our Matthew 25 Fund and I intend to continue buying shares this year. As always, I wish to say, "Thank you for choosing our Matthew 25 Fund as one of your investment choices." It is an honor to work for you and to invest side-by-side with you.

Good fortune,

Mark Mulholland